

Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat


03050934

31st March 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 APR 11 AM 7:21

Dear Sirs

Dairy Farm International Holdings Limited
- Disclosure of Interests – Substantial Shareholders

We enclose for your information a notification dated 31st March 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Encl

dlw 6/2



Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Holding(s) in Company
Released	07:00 31 Mar 2003
Number	3947J

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

Following the repurchase and cancellation of a total of 158,326,301 shares by DFIH on 31st March 2003, Jardine Strategic Holdings Limited's ("JSH") interests in DFIH has increased from 70.32% to 78.42%, JSH's interests are made up as follows:-

	No. of shares	%
JSH	997,065,126	72.49
Connaught Investors Limited	31,964,445	2.32
The Verandah Trust Company Limited	49,475,137	3.60
Total Holding	**1,078,504,708**	**78.42**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Dairy Farm International Holdings Limited

31st March 2003

www.dairyfarmgroup.com

END





Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM **INTERNATIONAL HOLDINGS LIMITED**
Securities and **Exchange Commission File No.82-2962**

31st March 2003

03 APR 11 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a copy of a press release issued on 31st March 2003 in respect of the Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

P R E S S R E L E A S E



Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

To: Business Editor

For immediate release

DAIRY FARM TENDER OFFER RESULT

31st March 2003 – Dairy Farm International Holdings Limited today announced that it had received valid tenders for approximately 158 million Shares under the Tender Offer, representing some 10.3% of the issued share capital of the Company. The Tender Offer for up to 170 million Shares was announced on 25th February 2003 and closed on 28th March 2003.

In accordance with the terms of the Tender Offer, the Strike Price has been set at US$1.10 per Share. All Shares validly tendered have been accepted on 31st March 2003 and will be repurchased at the Strike Price.

Howard Mowlem, Group Finance Director of Dairy Farm, said, "We are pleased with the result of the Tender Offer as our shareholders have taken the opportunity to tender 158 million of their Shares at a premium of 28.7% to the market price before the offer was announced. The Tender Offer gave shareholders the opportunity to participate directly in a return of capital following the sale of our New Zealand supermarket assets, while at the same time enhancing earnings per share."

The total consideration payable by Dairy Farm under the Tender Offer is approximately US$174 million. Payment will be sent on 4th April 2003 to those registered shareholders who validly tendered Shares in accordance with the terms of the Tender Offer.

Dairy Farm is a leading pan-Asian retailer. As at 31st December 2002, the Group and its associates operated 2,300 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 52,500 people in the region; and had 2002 total sales from continuing operations of US$4.0 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

For further information, please contact:

Dairy Farm Management Services Limited
Howard Mowlem (852) 2299 1896
email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
John Morgan (852) 2501 7939
email: john.morgan@golinharris.com.hk

This and other Group announcements can be accessed through the Internet at 'www.dairyfarmgroup.com'.



Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM **INTERNATIONAL HOLDINGS LIMITED**
Securities and **Exchange Commission File No.**82-2962

31st March 2003

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

We enclose for your information a copy of a notification dated 31st March 2003 in respect of DFIH which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.


RNS
The company news service from the London Stock Exchange



Full Text Announcement

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Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Purchase of Own Securities
Released	07:00 31 Mar 2003
Number	3946J

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

SHARE REPURCHASE

A total of 158,326,301 shares were repurchased by Dairy Farm International Holdings Limited ("DFIH") at US$1.10 per share on 31st March 2003 under the Tender Offer.

In accordance with the Bermuda Companies Act, under which DFIH is incorporated, these shares are treated as cancelled immediately upon repurchase. Accordingly, following the repurchase and cancellation of 158,326,301 shares, the issued share capital of DFIH is 1,375,370,118 shares.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

31st March 2003

www.dairyfarmgroup.com

END



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